FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5
☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Robinson, G. H.	2. Issuer Name and Tickler or Trading Symbol Questar Corporation - STR						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director		10% Owner
							X	Officer (give title below)	Other (specify below)
Vice President and Chief Information Officer
(Last) (First) (Middle) 180 East 100 South, P.O. Box 45433	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year March 31, 2003			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month/Day/Year)				Form filed by One Reporting Person
(Street) Salt Lake City, Utah 84145-0433								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (and attached Common Stock Purchase Rights)	03-31-03	04-01-03	M		16,000	A	21.375
Common Stock (and attached Common Stock Purchase Rights)	03-31-03	04-01-03	M		5,772	A	19.125
Common Stock (and attached Common Stock Purchase Rights)	03-31-03	04-01-03	D		1,100	D	29.57
Common Stock (and attached Common Stock Purchase Rights)	03-31-03	04-01-03	S		20,672	D	29.69[1]	18,304	D
Common Stock (and attached Common Stock Purchase Rights)								26,367.3117 [2]	I	Through Trust for Benefit Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1474 (9-02)

FORM 4 (continued)	Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option													52,500 [3]	D
Phantom Stock Units												$28.90	5,300.8330 [4]
Explanation of Responses:
1

This is the average sales price. The shares were sold as follows: 600 shares at $29.50; 200 shares at $29.57; 200 shares at $29.58;1,000 shares at $29.59; 200 shares at $29.60; 800 shares at $29.62; 100 shares at $29.63; 900 shares at $29.64; 200 shares at $29.65; 1,300 shares at $29.66; 2,100 shares at $29.67; 1,700 shares at $29.68; 2,100 shares at $29.69; 3,100 shares at $29.70; 1,000 shares at $29.71; 300 shares at $29.73; 500 shares at $29.75; 400 shares at $29.76; 1,600 shares at $29.77; 200 shares at $29.78; 100 shares at $29.79; 1,400 shares at $29.80; 100 shares at $29.83; and 572 shares at $29.86.

2	These equivalent shares are allocated to my account in Questar's Employee Investment Plan as of March 14, 2003.
3	These numbers include vested options only. Detailed information concerning my options has been previously disclosed.
4	I have phantom stock units credited to my account in a deferred compensation plan. I also have 877.8553 phantom stock units in my excess benefit plan account as of the date of this report.

		/s/ G. H. Robinson	April 3, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	G. H. Robinson	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.